Exhibit 99.3
SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD
(Regn No: 199503003D)

Our Ref: Your Ref: Date: 7 September 2009	60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 Tel: 6828 6828 Fax: 6821 1162
Advanced Technology Investment Company LLC
Mamoura Building A
Abu Dhabi
United Arab Emirates
ATIC International Investment Company LLC
Mamoura Building A
Abu Dhabi
United Arab Emirates
Attention:          The Board of Directors
Dear Sirs
LETTER OF UNDERTAKING
1.	INTRODUCTION

We refer to the proposed acquisition of all the issued ordinary shares (“Shares”) in the capital of Chartered Semiconductor Manufacturing Ltd. (the “Company”) by ATIC International Investment Company LLC, (the “Offeror”), which is a wholly-owned subsidiary of Advanced Technology Investment Company LLC (“ATIC”), by way of a Scheme or Offer pursuant to the Implementation Agreement dated the same date hereof and between the Offeror and the Company (the “Implementation Agreement”). Capitalized terms not otherwise defined in this Undertaking shall have the meanings ascribed to such terms in Section 10.1 below.

2.	INTEREST IN THE COMPANY

We represent and warrant that, as of the date of this Undertaking, we are the legal and beneficial owner of 586,752,688 Shares. These 586,752,688 Shares collectively represent approximately 62.28 per cent. of the total number of issued Shares (including Shares represented by American Depositary Shares) as of the date of this Undertaking.

3.	UNDERTAKINGS IN RELATION TO THE SCHEME

3.1	In consideration of the Offeror releasing the Joint Announcement and in reliance upon, inter alia, the unconditional confirmation by the financial adviser of the Offeror that the Offeror has sufficient resources available to satisfy full acceptance of the Scheme as set out in the Joint Announcement, we irrevocably undertake to the Offeror that we shall vote, and/or procure the voting of, all and not some only of the Relevant Shares, whether on a show of hands or on a poll and whether in person or by proxy:

(a)	in favour of the Scheme and any other matter necessary or proposed to implement the Scheme at any meeting of the shareholders of the Company held to approve the Scheme and at any adjournment thereof; and

(b)	against any resolution or proposal to adjourn the Court Meeting, except (i) with the Offeror’s prior written consent or (ii) for an adjournment of the Court Meeting, where the Company seeks such an adjournment pursuant to and in compliance with Clause 5.2(n)(iv)(II) of the Implementation Agreement.
3.2	We acknowledge and agree that, in the event of a Competing Offer and provided (without prejudice to the provisions of Section 4) that the Offeror does not exercise the Switch Option or otherwise makes an Offer in lieu of proceeding with the Scheme (and regardless of whether the Independent Directors decide to withdraw or otherwise change their recommendation to holders of Shares), the provisions of this Undertaking including Section 3.1 shall continue to be binding upon us.

3.3	For the avoidance of doubt, in the event the Offeror makes an Offer in lieu of proceeding with the Scheme and such an Offer is not made in compliance with the valid exercise of the Switch Option, then the provisions of this Undertaking shall terminate in accordance with Section 9 on and from the date such Offer is made and shall no longer continue to be binding on us.

4.	UNDERTAKINGS IN RELATION TO AN OFFER

4.1	We understand that pursuant to the Switch Option, the Offeror has the right to acquire Shares by way of an Offer, rather than pursuant to the Scheme. If such an Offer is made in compliance with the valid exercise of the Switch Option, we irrevocably undertake to the Offeror, in our capacity as a shareholder of the Company, as follows:
(a)	we shall accept the Offer in respect of all and not some only of the Relevant Shares in accordance with the procedure for acceptance as prescribed in the formal document containing the Offer (the “Offer Document”), not later than 5 business days after the date of despatch of the Offer Document to the Company’s shareholders; and

(b)	we shall not, without the prior written consent of the Offeror, withdraw our acceptance of the Offer.
4.2	Where the Offer is made pursuant to the exercise of the Switch Option, the Offeror shall deliver to us upon the making of the Offer either (a) a copy of the Matching Offer Determination stating that the Offer matches the Superior Offer, or (b) a certificate (“Certificate”) from a duly authorized officer of the Offeror certifying that the Independent Directors have failed to issue a Matching Offer Determination in accordance with Clause 5.2(n)(iii)(I) of the Implementation Agreement, within the applicable time period specified in Clause 5.2(n)(iii)(II) of the Implementation Agreement. A failure by the Offeror to deliver either a Matching Offer Determination or a Certificate shall cause the Offer to be deemed, for the purposes of this Undertaking, as an Offer that has not been made in compliance with the valid exercise of the Switch Option.

5.	REVISION OF CONSIDERATION

For the avoidance of doubt, in the event that any amended, revised or improved consideration is offered pursuant to the terms of the Scheme or Offer, we shall be entitled to such amended, revised or improved consideration on the same basis as other shareholders of the Company.

6.	GENERAL UNDERTAKINGS

We irrevocably undertake to the Offeror that from the date of this Undertaking until the Expiry Date:
(a)	we shall not directly or indirectly, (i) offer, (ii) sell, transfer, give or otherwise dispose of, (iii) grant any option, right or warrant to purchase in respect of, (iv) charge, mortgage, pledge or otherwise encumber, or (v) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the legal, beneficial or economic consequences of ownership of, all or any of the Relevant Shares or any interest therein, except pursuant to the Scheme or the Offer, as the case may be (or enter into any agreement with a view to effecting any of the foregoing);

(b)	we shall not accept any Competing Offer, whether or not such Competing Offer is higher than the purchase price for the Relevant Shares under the Scheme or the Offer, as the case may be, and shall not approve, endorse, recommend, vote or agree to vote for (and shall vote against or reject) any Competing Offer;

(c)	we shall not, and shall procure that none of Temasek or any of our and their respective employees, officers and advisers shall, on our behalf or on behalf of Temasek, take any action or omit to do any action which would conflict with our obligations under this Undertaking in a material respect or otherwise frustrate the Scheme or the Offer, as the case may be, or its implementation in a material respect;

(d)	we shall not, and shall procure that none of Temasek or any of our or their respective employees, officers and advisers shall, on our behalf or on behalf of Temasek, directly or indirectly, solicit, encourage, initiate or participate in any offer, proposal or expression of interest, or make any initial or further approach to any person, or entertain any approach from, enter into or continue negotiations or discussions with any person, or communicate any intention to do any of these things, with respect to any Competing Offer; provided that nothing in the foregoing shall prevent us from (i) continuing to deliver presentations to brokers, investors and analysts in the ordinary course of business; or (ii) responding to any unsolicited proposals from any person or entity to the extent such response is not inconsistent with our obligations under this sub-paragraph disregarding this proviso, or to the extent necessary to comply with the Applicable Requirements;

(e)	subject always to Section 6(d), we shall notify the Offeror immediately if we or Temasek are informed or otherwise become aware of any offer, proposal or expression of interest that we reasonably believe could lead to a Competing Offer or if we enter into any discussions that we reasonably believe could lead to a Competing Offer, we shall disclose to the Offeror all material terms of such proposal including, without limitation, the identity of the other parties and any price or price range; provided, however, that (i) if we or Temasek are subject to a binding confidentiality agreement in effect prior to the date of the Exclusivity Agreement that would by its terms prohibit the disclosure to the Offeror of any information regarding such a possible Competing Offer, then we or Temasek shall disclose to the Offeror only that information which we or Temasek are permitted to disclose under the relevant confidentiality provisions of such agreement, and/or (ii) if any such negotiations or discussions are held with a party expressing an interest in a Competing Offer (or any representative or intermediary of such party) in the presence of the chief executive officer of Temasek (the “CEO”) the identity of such party may be held in confidence by the CEO if no further negotiations or discussions take place with such party (and/or any of its representatives or intermediaries);

(f)	we shall not convene, requisition or join in requisitioning, any general or class meeting of the Company, other than the Court Meeting or the EGM;

(g)	save for a Permitted Event or as otherwise required to consummate the Acquisition or implement the Scheme, we shall take no action nor make any statement which may frustrate or be prejudicial to the successful outcome of the Scheme or the Offer, as the case may be, and shall always, at any general meeting of the Company, vote against:
(i)	the declaration or payment of any dividend or other distribution (in cash or in kind) to its shareholders;

(ii)	any creation, allotment, issue or grant or contracting or incurring any liabilities to allot, issue or grant to any person any shares or equity securities or any rights, options, warrants (including any Options or any awards under the Company RSU or the Company PSU) or debt convertible into or exercisable or exchangeable for the Company’s share capital or securities or the share capital or the securities of any of its Group Companies, except for the grant of new share units under the Senior Management Retention Plan on terms that the ERCC has the discretion to cash settle such share units, on the basis that such share units shall be awarded on dates falling after the Long Stop Date (save that the ERCC has the discretion to accelerate the vesting of such awards, provided that any such acceleration shall be cash settled) and shall not exceed a value in cash agreed in writing between the Company and the Offeror as at the date of the Implementation Agreement;

(iii)	any modification or amendment of any terms of the Change in Control Compensation Package, the Senior Management Retention Plan, the Company SOS, the Company RSU and the Company PSU;

(iv)	the sale, lease, disposal of or the agreement to sell, lease or dispose of, all or any of the Company’s legal or beneficial interest in any of its business, undertakings or assets, including shares or other interests in any Group Company or in any other entity in which it has an interest, or the creation or agreement to create any Encumbrance over any part of its business, undertakings or assets or Intellectual Property Rights, except in each case in the ordinary course of business or pursuant to any Competing Offer which the Company’s directors have recommended in accordance with Clause 5.2(n) of the Implementation Agreement or pursuant to any agreements existing on or prior to the date of the Implementation Agreement as disclosed in the Company Disclosure Letter; and

(v)	the voluntary assumption, acquisition or incurring of any capital expenditure in excess of US$25 million, exclusive of GST, other than any capital expenditure incurred to facilitate the operation or expansion of the current core businesses of the Group as disclosed in the Company Due Diligence Information identified in Item 2.13 — Fab 7 Capex Update of the Data Room Index;
(h)	we shall, where the Relevant Shares are registered in the name of a nominee, direct the nominee to act as if the nominee were bound by the terms of this Undertaking and we will do all acts necessary to carry the terms hereof into effect as if we had been the registered holder of the Relevant Shares; and

(i)	to the extent permitted by the Applicable Requirements, we shall (A) vote, and/or procure the voting of, all and not some only of the Relevant Shares, whether on a show of hands or on a poll and whether in person or by proxy at the EGM in favour of any resolution proposed to amend the articles of the Company pursuant to and for the purposes of Clause 5.2(o) of the Implementation Agreement and at any adjournment thereof; and (B) shall vote against any resolution or proposal to adjourn the EGM, except (1) with the Offeror’s prior written consent or (2) for an adjournment of the EGM where the Company seeks an adjournment of the Court Meeting pursuant to and in compliance with Clause 5.2(n)(iv)(II) of the Implementation Agreement.
7.	ANNOUNCEMENTS

7.1	We hereby consent to:
(a)	the announcement of the Scheme or any revision thereof containing references to us and this Undertaking substantially in the terms set out in the Joint Announcement;

(b)	disclosure of the particulars of this Undertaking in the Scheme Document; and

(c)	this Undertaking being available for inspection in accordance with the Applicable Requirements.
7.2	We agree, from the date of this Undertaking until the date on which this Undertaking is terminated in accordance with Section 9 below, not to make any public announcement or public communication:
(a)	in connection with the Scheme or the Offer, as the case may be; or

(b)	concerning the Company and/or its subsidiaries which is or may be material in the context of the Scheme or the Offer, as the case may be, without the prior written consent of the Offeror, provided that the obligations in this Section 7.2 shall not apply to (i) any such public announcement or public communication if and to the extent that it is required by Applicable Requirements, (ii) our response(s) to any media or press inquiries or statements which are necessary to clarify or refute any inaccurate or misleading statement or belief, and (iii) the filing of this Undertaking with an amendment to Schedule 13D (along with a narrative summary thereof) with the U.S. Securities and Exchange Commission; provided further that we shall consult with the Offeror as to the content, timing and manner of the making or release of a public announcement or public communication pursuant to Sections 7.2(i)-(ii) to the extent which is practicable and which will not cause us to be in breach of any Applicable Requirements.

8.	REPRESENTATIONS AND WARRANTIES; COVENANTS

8.1	We hereby represent and warrant to the Offeror on the terms set out in Schedule 1 hereto. Each representation and warranty shall be true and correct in all respects as of the date of this Undertaking and (save in the case of the warranties in paragraphs 4 and 5 of Schedule 1) shall remain true and correct from the date of this Undertaking up to 5.00 p.m. on the date the Scheme becomes effective in accordance with its terms or up to 5.00 p.m. on the completion of the Offer (including the Relevant Shares) by the transfer of Shares to the Offeror or as it may direct subsequent to the Offer becoming unconditional. Notwithstanding anything in this Undertaking, each representation and warranty is severable.

8.2	Each of the Offeror and ATIC hereby represents and warrants to us on the terms set out in Schedule 2 hereto. Each representation and warranty shall be true and correct in all respects as of the date of this Undertaking and (save in the case of the warranties in paragraphs 4 and 5 of Schedule 2) shall remain true and correct from the date of this Undertaking up to 5.00 p.m. on the date the Scheme becomes effective in accordance with its terms or up to 5.00 p.m. on the completion of the Offer (including the Relevant Shares) by the transfer of Shares to the Offeror or as it may direct subsequent to the Offer becoming unconditional. Notwithstanding anything in this Undertaking, each representation and warranty is severable.

8.3	The Offeror undertakes to us as follows:
(a)	that it shall comply with the terms and provisions of the Implementation Agreement and this Undertaking; and

(b)	in the event an Offer is made in compliance with the valid exercise of the Switch Option, it will proceed with such Offer in accordance with the Code as applied by the Securities Industry Council of Singapore to the Acquisition.
8.4	ATIC undertakes to us that it shall procure that the Offeror complies with the terms of this Undertaking including its obligations under Section 8.3 above.

9.	TERMINATION

This Undertaking shall come into force and be binding upon us from the date of this Undertaking until the Expiry Date, whereupon our obligations under this Undertaking shall terminate and be of no further force and effect, save for Sections 10.1 through 10.10, inclusive, which shall survive the termination of this Undertaking. For the avoidance of doubt, the termination of this Undertaking shall not in any way prejudice any rights, benefits or remedies that the Offeror may have under this Undertaking which accrue or arise prior to the date of such termination.

10.	MISCELLANEOUS

10.1	For the purposes of this Undertaking,

“Acquisition” shall have the meaning ascribed to it in the Implementation Agreement.

“Applicable Requirements” means:
(a)	the requirements of the Code and the Securities Industry Council of Singapore;

(b)	the U.S. securities laws, including the rules and regulations of the U.S. Securities and Exchange Commission;

(c)	regulations of the Singapore Exchange Securities Trading Limited (“SGX-ST”) and the Nasdaq National Market Inc. or any other relevant regulatory authority or stock exchange;

(d)	the directions, rulings, notices or orders of any relevant regulatory authority, stock exchange or court of competent jurisdiction; and

(e)	any other applicable laws, rules and regulations,
in so far as they apply to us or the Offeror, as the context requires.

“Certificate” shall have the meaning ascribed to it in Section 4.2.

“Change in Control Compensation Package” shall have the meaning ascribed to it in the Implementation Agreement.

“Code” means the Singapore Code on Take-overs and Mergers.

“Company Disclosure Letter” shall have the meaning ascribed to it in the Implementation Agreement.

“Company Due Diligence Information” shall have the meaning ascribed to it in the Implementation Agreement.

“Company PSU” shall have the meaning ascribed to it in the Implementation Agreement.

“Company RSU” shall have the meaning ascribed to it in the Implementation Agreement.

“Company SOS” shall have the meaning ascribed to it in the Implementation Agreement.

“Competing Offer” shall have the meaning ascribed to it in the Implementation Agreement, disregarding any subsequent amendments thereto unless we have consented to such amendments to apply to this Undertaking.

“Court” means the High Court of Singapore.

“Court Meeting” means the meeting of holders of Shares convened by the Court to approve the Scheme.

“Data Room Index” shall have the meaning ascribed to it in the Implementation Agreement.

“EGM” means the extraordinary general meeting which the Company shall procure to be convened pursuant to and for the purposes set out in Clause 5.2(o) of the Implementation Agreement, disregarding any subsequent amendments thereto unless we have consented to such subsequent amendments to apply to this Undertaking.

“Encumbrance” shall have the meaning ascribed to it in the Implementation Agreement.

“ERCC” means the Executive Resource and Compensation Committee of the Company.

“Exclusivity Agreement” shall have the meaning ascribed to it in the Implementation Agreement.

“Expiry Date” means the earliest of any of the following dates:
(a)	the date following the date of this Undertaking, if the Joint Announcement is not released by or on behalf of the Company and the Offeror by 12 noon on 8 September 2009;

(b)	the Long Stop Date (or such later date as the Offeror and we may agree in writing), if the Scheme lapses, is withdrawn, or does not become effective by such time for any reason other than a breach by us of any of our obligations set forth in this Undertaking;

(c)	the date on which this Undertaking terminates in accordance with Section 3.3;

(d)	the date the Scheme lapses, is withdrawn or does not become effective for any reason other than a breach by us of any of our obligations set forth in this Undertaking; or

(e)	the date the Scheme becomes effective in accordance with its terms, provided that where an Offer is made pursuant to and in compliance with a valid exercise of the Switch Option, then notwithstanding the above, the Expiry Date shall be extended to end on the earlier of the successful completion of the Offer or four months after the Long Stop Date.

For the purpose of this Undertaking, a “successful completion of the Offer” means the completion of the Offer by the transfer of Shares (including the Relevant Shares) to the Offeror or as it may direct subsequent to the Offer becoming unconditional.

“Group” means the Company and its subsidiaries, and “Group Company” means any one of them.

“GST” means good and services tax charged under the Goods and Services Tax Act, Chapter 117A of Singapore.

“Independent Directors” shall have the meaning ascribed to it in the Implementation Agreement.

“Intellectual Property Rights” shall have the meaning ascribed to it in the Implementation Agreement.

“Joint Announcement” means the announcement to be made jointly by the Company and the Offeror in respect of the Scheme substantially in the form set out in the Appendix.

“Long Stop Date” shall have the meaning ascribed to it in the Implementation Agreement disregarding any subsequent amendments thereto unless we have consented to such amendments to apply to this Undertaking.

“Matching Offer Determination” shall have the meaning ascribed to it in the Implementation Agreement, disregarding any subsequent amendments thereto unless we have consented to such amendments to apply to this Undertaking.

“Offer” shall have the meaning ascribed to it in the Implementation Agreement.

“Options” shall have the meaning ascribed to it in the Implementation Agreement.

“Permitted Event” shall have the meaning ascribed to it in the Implementation Agreement.

“Relevant Shares” means:
(a)	the 586,752,688 Shares referred to in Section 2 above; and

(b)	any other Shares which we may hereafter become the beneficial owner of, on or after the date of this Undertaking.
“Scheme” means the proposed acquisition by the Offeror of the Shares of the Company by way of a scheme of arrangement pursuant to Section 210 of the Companies Act, Chapter 50 of Singapore, substantially on the terms and subject to the conditions which are set out in the Joint Announcement and includes any extended, increased or revised proposal by the Offeror for the acquisition of the Company by way of such scheme of arrangement.

“Scheme Document” means the document to be sent to the shareholders of the Company in connection with the Scheme.

“Senior Management Retention Plan” shall have the meaning ascribed to it in the Implementation Agreement.

“Superior Offer” shall have the meaning ascribed to it in the Implementation Agreement.

“Switch Option” means the right at the Offeror’s discretion to elect to proceed by way of an Offer in lieu of proceeding with the Acquisition by way of the Scheme under the Implementation Agreement, which right may only be exercised in the manner provided for in Clause 3.1(a) of the Implementation Agreement, disregarding any subsequent amendments thereto unless we have consented to such amendments to apply to this Undertaking.

“Temasek” means Temasek Holdings (Private) Limited.

10.2	Expenses: We shall be responsible for our own fees and expenses in connection with the execution and performance of this Undertaking.

10.3	Reliance:
(a)	We hereby accept and acknowledge that we have not entered into this Undertaking relying on any statement or representation, whether or not made by the Offeror (or any of its directors, officers, employees or agents) or any other person other than the representations and warranties specified in Schedule 2.

(b)	You hereby accept and acknowledge that you have not entered into this Undertaking relying on any statement or representation, whether or not made by us (or any of our directors, officers, employees or agents) or any other person other than the representations and warranties specified in Schedule 1.
10.4	Third Party Contract Rights: A person who is not a party to this Undertaking has no rights under the Contracts (Rights of Third Parties) Act (Chapter 53B of Singapore) to enforce any term of this Undertaking.

10.5	Time: All references to time in this Undertaking are to Singapore time.

10.6	Entire Agreement and Variation: This Undertaking supersedes any previous written or oral agreement between the parties in relation to matters dealt with in this Undertaking and contains the whole agreement between the parties relating to the subject matter of this Undertaking at the date hereof to the exclusion of any terms implied by law which may be excluded by contract. No variation of this Undertaking shall be effective unless in writing and signed by or on behalf of each of the parties to this Undertaking.

10.7	Counterparts: This Undertaking may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Undertaking by signing any such counterpart.

10.8	Notices: All notices, demands or other communications required or permitted to be given or made under or in connection with this Undertaking (a “Notice”) shall be in writing and:
(a)	may be served upon any party hereto only by (i) facsimile transmission or (ii) email or (iii) delivery by hand, to the facsimile number or email address or location set out below, or at such other facsimile number or email address or location as that party may from time to time notify to the other party in keeping with this Section 10.8;

(b)	if served (i) by facsimile transmission, shall be deemed duly served the following business day in the place in which it was received, (ii) by email, shall be deemed duly served the following business day in the place in which it was received, and (iii) by hand, shall be deemed duly served at the time of delivery;

(c)	Notices served on the Offeror shall be addressed for the attention of Ibrahim Ajami and delivered by hand to Mamoura Building A, Intersection of Muroor Road and 15th Street, Abu Dhabi, United Arab Emirates or sent by facsimile transmission to +971 (2) 413 0102 or sent by email to ibrahim.ajami@atic.ae and a copy of all Notices served on the Offeror shall be sent by email to samak.azar@atic.ae;

(d)	Notices served on ATIC shall be addressed for the attention of Ibrahim Ajami and delivered by hand to Mamoura Building A, Intersection of Muroor Road and 15th Street, Abu Dhabi, United Arab Emirates or sent by facsimile transmission to +971 (2) 413 0102 or sent by email to ibrahim.ajami@atic.ae and a copy of all Notices served on ATIC shall be sent by email to samak.azar@atic.ae; and

(e)	Notices served on us shall be addressed for the attention of Rohit Sipahimalani / Rohit Sobti and delivered by hand to 60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891 or sent by facsimile transmission to +65 6828 2109 / +65 6828 2151 or sent by email to rohitsipahimalani@temasek.com.sg / rohit@temasek.com.sg.
10.9	Governing Law: This Undertaking shall be governed by, and construed in accordance with, the laws of Singapore applicable to contracts executed in and to be performed in Singapore, without regard to principles of the conflict of laws.

10.10	Dispute Resolution
(a)	Any dispute arising out of, or in connection with this Undertaking, or any transactions contemplated hereby or thereby, including any question regarding the existence, validity, interpretation, breach or termination of this Undertaking (a “Dispute”), shall be referred, upon written notice (a “Dispute Notice”) given by one party to the other, to a senior executive from each party. The senior executives shall seek to resolve the Dispute on an amicable basis within thirty (30) days of the Dispute Notice being received.

(b)	Any Dispute not resolved within thirty (30) days of the Dispute Notice being received shall be referred to, and shall be finally and exclusively resolved by, arbitration under the Rules of the London Court of International Arbitration (“LCIA Rules”) then in effect, as amended by this Section 10.10, which LCIA Rules are deemed to be incorporated by reference into this Section 10.10. The seat, or legal place, of the arbitration shall be London, England. The language of the arbitration shall be English. The number of arbitrators shall be three (3). Each party shall nominate one arbitrator and the two arbitrators nominated by the Parties shall, within thirty (30) days of the appointment of the second party-nominated arbitrator, agree upon and nominate a third arbitrator who shall act as Chairman of the Tribunal. If no agreement is reached within thirty (30) days or at all, the LCIA Court shall appoint a third arbitrator to act as Chairman of the Tribunal. Any award issued by the arbitrators shall be final and binding upon the Parties and, subject to this Section 10.10, may be entered and enforced in any court of competent jurisdiction by any of the Parties. In the event any party subject to such final and binding award desires to have it confirmed by a final order of a court, the only court which may do so shall be a court of competent jurisdiction located in London, England; provided however, that nothing in this sentence shall prejudice or prevent a party from enforcing the arbitrators’ final and binding award in any court of competent jurisdiction. The Parties acknowledge and agree that any breach of the terms of this Undertaking could give rise to irreparable harm for which money damages would not be an adequate remedy. Accordingly, the Parties agree that, prior to the formation of the Tribunal, the

Parties have the right to apply exclusively to any court of competent jurisdiction or other judicial authority located in London, England for interim or conservatory measures, including, without limitation, to compel arbitration (an “Interim Relief Proceeding”). Furthermore, the parties agree that, after the formation of the Tribunal, the arbitrators shall have the sole and exclusive power to grant temporary, preliminary and permanent relief, including injunctive relief and specific performance, and any then pending Interim Relief Proceeding shall be discontinued without prejudice to the rights of any of the parties thereto. Unless otherwise ordered by the arbitrators pursuant to the terms hereof, the arbitrators’ expenses shall be shared equally by the parties. In furtherance of the foregoing, each of the parties irrevocably submits to: (i) the exclusive jurisdiction of the courts of England located in London, England in relation to any Interim Relief Proceeding and; (ii) the non-exclusive jurisdiction of the courts of England located in London, England with respect to the enforcement of any arbitral award rendered in accordance with this Section 10.10; and, with respect to any such suit, action or proceeding, waives any objections that it may have to the courts of England located in London, England on the grounds of inconvenient forum. For the avoidance of doubt, where an arbitral tribunal is appointed under this Undertaking, the whole of its award shall be deemed for the purposes of the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards of 1958 to be contemplated by this Undertaking (and judgment on any such award may be entered in accordance with the provisions set forth in this Section 10.10.

(c)	The parties agree that the process by which any arbitral or other proceedings in London, England are begun may be served on them by being delivered to their registered offices for the time being and by giving notice in accordance with Section 10.8. Nothing in this Section 10.10(c) shall affect the right of the parties to serve process in any other manner permitted by applicable laws.

Signed for and on behalf of Singapore Technologies Semiconductors Pte Ltd

By: /s/ Rohit Sipahimalani

Name: Rohit Sipahimalani

Title: Authorised Signatory

We hereby acknowledge and agree to the terms of this Undertaking set out above

Signed for and on behalf of Advanced Technology Investment Company LLC

By: /s/ Ibrahim Ajami

Name: Ibrahim Ajami

Title: Authorised Signatory

Signed for and on behalf of ATIC International Investment Company LLC	Signed for and on behalf of ATIC International Investment Company LLC

By: /s/ Ibrahim Ajami	By: /s/ Samak L Azar

Name: Ibrahim Ajami	Name: Samak L Azar

Title: Authorised Signatory	Title: Authorised Signatory

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SCHEDULE 1
STS REPRESENTATIONS AND WARRANTIES
Pursuant to Section 8.1 above, we represent and warrant as follows:
(1)	Authority: We have full capacity to sign and deliver this Undertaking and to exercise all our rights and perform all our obligations under this Undertaking;

(2)	Enforceability: This Undertaking constitutes our valid and legally binding obligation, enforceable in accordance with its terms;

(3)	Approvals: All actions, conditions and things required to be taken, fulfilled and done (including the obtaining of any necessary consents from third parties) in order (a) to enable us lawfully to enter into, exercise our rights and perform and comply with our obligations under this Undertaking and (b) to ensure that those obligations are valid, legally binding and enforceable have been taken, fulfilled and done;

(4)	No Breach: As of the date of this Undertaking, neither the signing and delivery of this Undertaking nor compliance with the terms and provisions hereof will conflict with, or result in a breach of, (a) any applicable law or regulation, (b) any order, writ, injunction or decree of any court or governmental authority or agency or (c) any agreement or instrument to which we are a party or by which we are bound;

(5)	No Litigation: As of the date of this Undertaking, no litigation, arbitration or administrative proceeding against us is current or pending or, to the best of our knowledge, after making all reasonable enquiries, threatened, which would restrain the entry into, exercise of our rights under and/or performance or enforcement of, or compliance with our obligations under this Undertaking;

(6)	Relevant Shares: We are the beneficial owner of all the Relevant Shares and we are and will continue to be able to vote, or procure a vote, in favour of the Scheme in respect of all the Relevant Shares. All the Relevant Shares (a) have been duly authorised and validly issued, (b) are fully paid-up and free from any Encumbrance and (c) rank pari passu in all respects with all other issued Shares. All of the Relevant Shares are held in our and/or (as the case may be) our nominee’s securities account with the Central Depository (Pte) Limited and are not in certificated form. Save for the Relevant Shares, we have no interest in the issued or to be issued share capital of the Company; and

(7)	Disposals: We are not a party to any agreement concerning the sale or any part of the assets, business or shares of the Company and/or any of its subsidiaries.

SC-1

SCHEDULE 2
OFFEROR AND ATIC REPRESENTATIONS AND WARRANTIES
Pursuant to Section 8.2 above, we represent and warrant as follows:
(1)	Authority: We have full capacity to sign and deliver this Undertaking and to exercise all our rights and perform all our obligations under this Undertaking;

(2)	Enforceability: This Undertaking constitutes our valid and legally binding obligation, enforceable in accordance with its terms;

(3)	Approvals: All actions, conditions and things required to be taken, fulfilled and done (including the obtaining of any necessary consents from third parties) in order (a) to enable us lawfully to enter into, exercise our rights and perform and comply with our obligations under this Undertaking and (b) to ensure that those obligations are valid, legally binding and enforceable have been taken, fulfilled and done;

(4)	No Breach: As of the date of this Undertaking, neither the signing and delivery of this Undertaking nor compliance with the terms and provisions hereof will conflict with, or result in a breach of, (a) any applicable law or regulation, (b) any order, writ, injunction or decree of any court or governmental authority or agency or (c) any agreement or instrument to which we are a party or by which we are bound; and

(5)	No Litigation: As of the date of this Undertaking, no litigation, arbitration or administrative proceeding against us is current or pending or, to the best of our knowledge, after making all reasonable enquiries, threatened, which would restrain the entry into, exercise of our rights under and/or performance or enforcement of, or compliance with our obligations under this Undertaking.

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